UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66715

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MADISON MARQUETTE SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 HIGH STREET, SUITE 410
(No. and Street)

BOSTON (City) MA (State) 02110 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOSHUA ANDERSON (Name) (Area Code – Telephone Number) JOSH.ANDERSON@MADISONMARQUETTE.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MARCUM LLP
(Name – if individual, state last, first, and middle name)

53 STATE STREET, 17TH FLOOR (Address) BOSTON (City), MA (State) 02109 (Zip Code)

(Date of Registration with PCAOB)(if applicable) 688 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSHUA ANDERSON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MADISON MARQUETTE SECURITIES, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jelani Oscar Howard
Notary Public
State of Washington
Commission Expires 06/08/2025
Lic. No: 21020537

Signature: [signature]

Title: CHIEF COMPLIANCE OFFICER

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MADISON MARQUETTE SECURITIES, LLC
(formerly Roseview Securities, LLC)

Financial Statements

December 31, 2021

MADISON MARQUETTE SECURITIES, LLC

December 31, 2021

Table of Contents

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Madison Marquette Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Madison Marquette Securities, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP ▪ 53 State Street ▪ 17th Floor ▪ Boston, Massachusetts 02109 ▪ Phone 617.807.5000 ▪ Fax 617.807.5001 ▪ www.marcumllp.com

Supplemental Information

The Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

Marcum LLP

Boston, MA
March 29, 2022

MADISON MARQUETTE SECURITIES, LLC

Statement of Financial Condition

December 31, 2021

Assets		
Cash and cash equivalents	$	249,949
Accounts receivable		988,821
Other assets		16,983
Total assets	$	1,255,753
Liabilities and Member's Equity		
Liabilities:		
Due to related party		166,422
Accounts payable and other liabilities		10,000
Total liabilities		176,422
Member's Equity:		1,079,331
Total liabilities and member's equity	$	1,255,753

The accompanying notes are an integral part of these financial statements

MADISON MARQUETTE SECURITIES, LLC

Statement of Operations

Year ended December 31, 2021

Revenue:		
Commissions	$	1,010,700
Total revenue		1,010,700
Operating expenses:		
Employee compensation and benefits		121,901
Management fees and allocated corporate overhead		150,000
Professional and regulatory		63,223
General and administrative		90,607
Travel and entertainment		4,923
Total operating expenses		430,654
Net income	$	580,046

The accompanying notes are an integral part of these financial statements

MADISON MARQUETTE SECURITIES, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2021

Balance at January 1, 2021	$	949,285
Contributions from member		50,000
Distributions to member		(500,000)
Net income		580,046
Balance at December 31, 2021	$	1,079,331

The accompanying notes are an integral part of these financial statements

MADISON MARQUETTE SECURITIES, LLC

Statement of Cash Flows

Year ended December 31, 2021

Cash flows from operating activities:		
Net income	$	580,046
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in operating assets and liabilities:		
Accounts receivable		(130,105)
Other assets		(26)
Due to related party		71,110
Accounts payable and other liabilities		58,616
Net cash provided by operating activities		579,641
Cash flows from financing activities:		
Distributions to member		(500,000)
Net cash used in financing activities		(500,000)
Net change in cash and cash equivalents		79,641
Cash and cash equivalents, beginning of year		170,308
Cash and cash equivalents, end of year	$	249,949
Supplemental disclosure of noncash financing activity:		
Contributions from member	$	50,000

The accompanying notes are an integral part of these financial statements

MADISON MARQUETTE SECURITIES, LLC

Notes to Financial Statements

December 31, 2021

(1) Organization

Madison Marquette Securities, LLC (the "Company"), a Massachusetts limited liability company, was formed on November 24, 2004 (formerly named Roseview Securities, LLC) by Roseview Capital Partners, LLC ("RCP") as the Company's sole equity member. On December 7, 2017, RCP transferred 100% of its equity membership interest in the Company to The Roseview Group, LLC ("TRG"), making TRG the sole member of the Company. On July 12, 2019, TRG merged into Madison Marquette Realty Group, LLC (the "Parent"), making the Parent the sole member of the Company. There were no changes to the Company as a result of the merger of TRG and the Parent.

The Company completed a broker dealer name change from Roseview Securities, LLC to Madison Marquette Securities, LLC in the year ended December 31, 2021.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The primary activity of the Company is to provide investment banking services, which include investment advisory services and to facilitate capital raising activities for private placement investments throughout the United States of America. The Company does not carry any margin accounts, nor maintain possession or control of any customer funds or securities, and does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to earning placement fee commissions for obtaining suitable investors for customers' real estate investment private placements.

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

(b) Use of Estimates

The preparation of financial statements in accordance with GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with original maturities of three months or less from the purchase date to be cash equivalents.

(d) Accounts Receivable

Accounts receivable are recorded at the amount management expects to ultimately collect from customers. Accounts receivable are reviewed regularly to determine if they are collectible, and, as necessary, an allowance for doubtful accounts is established if recovery is uncertain and charged to other operating expenses on the accompanying statement of operations. No allowance for doubtful accounts was considered necessary at December 31, 2021.

(e) Expense Recognition

Operating expenses are recognized as incurred.

(f) Revenue Recognition

The Company recognizes revenue from contracts with customers in accordance with FASB ASC Topic 606, *Revenue from Contracts with Customers*. Please see FN 3 for further detail.

(g) Income Taxes

The Company is organized a single-member a limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Under the tax regulations in the United States of America, generally partnerships and disregarded entities are not subject to entity-level federal or state income taxes. Accordingly, federal and state income taxes have not been provided for in the accompanying financial statements. Each member is allocated a share of the Company's operating income and losses based on the Company's operating agreement and each member is responsible for reporting its allocable share of the Company's taxable income, gains, losses, deductions, and credits in its tax return. Accordingly, the accompanying financial statements do not reflect a provision for income taxes. Certain states and local jurisdictions do subject the Company to entity-level taxation as a limited liability company.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. To the extent there are any interest and penalties associated with unrecognized tax positions, the Company's policy is to classify these as general and administrative expenses in the accompanying statement of operations. The Company assessed its tax positions for all preceding three open tax years for all applicable jurisdictions. Based on the analysis, the Company concluded no material uncertain tax positions to be recorded at this time. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2018.

(3) Revenue from Contracts with Customers

(a) Significant Judgments

Revenue from contracts with customers includes commission income and consulting fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

All of the Company's revenue from contracts with customers recognized during the year ending December 31, 2021 were from commission income where the performance obligations were satisfied at a point in time during the reporting period. The Company does not have any contract assets or contract liabilities as of December 31, 2021. Customer receivables equaled $988,821 at December 31, 2021.

(Continued)

(b) Commissions

The Company earns placement fee commissions for obtaining suitable investors for customers' real estate investment private placement. Each time an investor agrees to commit equity to a specific customer's real estate investment private placement, the Company charges a commission. Commissions are recorded on the date the investor contractually commits equity to a specific customer's real estate investment private placement which is when the Company believes the performance obligation is satisfied.

(c) Consulting Fees

The Company provides advisory and consulting services to customers in conjunction with assisting the customer with its real estate investment private placement as well as to customers not currently pursuing a real estate investment private placement. Consulting fees are recorded at such time as the performance under the consulting agreement is completed. There were no consulting fees earned as of December 31, 2021.

(d) Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source for the year ending December 31, 2021:

Revenue from contracts with customers		
Commissions	$	1,010,700
Total revenue from contracts with customers	$	1,010,700

(e) Disaggregated Revenue Receivable from Contracts with Customers

The following table presents the opening and closing balances of revenue receivable by major source:

Revenue receivable from contracts with customers		**January 1, 2021**	**December 31, 2021**
Commissions	$	858,716	988,821
Total revenue receivable from contracts with customers	$	858,716	988,821

(4) Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 ("SEA Rule 15c3-1"), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $73,527 which was $61,766 in excess of its required net capital of $11,761. The Company's ratio of aggregate indebtedness to net capital was 2.40 to 1.

(5) Related-Party Transactions

The Company receives all of its executive, compliance, and general operations support from individuals who are employed and compensated by the Parent. The Parent also provides for the payment of certain direct expenses incurred by the Company in its operations as applicable and reasonably deemed necessary or appropriate to carry on the business activities of the Company. Such expenses paid by the Parent on behalf of the Company are charged directly to the Company on a monthly basis in accordance with its Management and Expense Sharing Agreement. The Company is not responsible for paying any expenses for which the Parent is solely liable. Such

expenses include, but are not limited to, office rents and occupancy costs, salaries, bonuses and benefits of employees of the Parent, insurance coverage, professional subscriptions and other professional fees, and printing, mailing, office supplies and equipment and information technology costs. During the year ended December 31, 2021, the Company incurred $172,754 for direct expenses of the Company paid for by the Parent.

Additionally, the Parent provides administrative and financial support, certain equipment, telephone, office space and other resources on behalf of the Company. Such expenses incurred by the Parent on behalf of the Company are allocated to the company in accordance with its Management and Expense Sharing Agreement and charged to the Company on a monthly basis as management fees and allocated corporate overhead expense. During the year ended December 31, 2021, the Company incurred $150,000 in management fees and allocated corporate overhead expense owed to the Parent.

In lieu of cash payments to the Parent for management fees and allocated corporate overhead expense and direct expenses, the Parent contributed non-cash equity totaling $50,000 during the year ended December 31, 2021.

As of December 31, 2021, the Company owed the Parent $166,422 related to management fees and allocated corporate overhead expense and direct expenses of the Company.

Prior to TRG merging into the Parent on July 12, 2019, the Company signed a contract with Madison Realty Corporation ("MRC") to provide consulting services to MRC. MRC is an affiliate of the Parent. No revenue from MRC was earned or received by the Company for the year ended December 31, 2021.

(6) Concentration of Credit Risk

The Company is engaged in various activities in which the counterparties primarily include other broker-dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

For the year ended December 31, 2021, the Company derived 43% of its revenue from one customer. This customer had a $306,048 outstanding accounts receivable balance as of December 31, 2021. Two other customers accounted for 30% and 27% of the Company's revenue in 2021, respectively. No accounts receivable balances are outstanding for the two other customers as of December 31, 2021.

The Company places its cash and cash equivalents in deposits with federally insured commercial banks. At times, such deposits may exceed the federally insured limits. The Company believes it mitigates credit risk by depositing cash in or investing through major financial institutions within the United States of America. At December 31, 2021, all of the Company's cash and cash equivalents were held at one financial institution.

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it does not believe the virus has had a negative effect on the Company's financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(7) Subsequent Events

Subsequent to December 31, 2021 and through March 25, 2022, the date through which management evaluated subsequent events and on which the financial statements were available to be issued, the Company did not identify any significant subsequent events requiring recognition or disclosure.

Schedule I

MADISON MARQUETTE SECURITIES, LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2021

Net capital:		
Total member's equity qualified for net capital	$	1,079,331
Non-allowable assets:		
Accounts receivable		988,821
Other assets		16,983
Total non-allowable assets		1,005,804
Net capital	$	73,527
Aggregated indebtedness:		
Due to related party	$	166,422
Accounts payable and other liabilities		10,000
Total aggregated indebtedness	$	176,422
Computation of net capital requirement:		
Minimum net capital required based on Aggregated Indebtedness	$	11,761
Minimum dollar net capital requirement		5,000
Net capital requirement:		11,761
Excess net capital	$	61,766
Excess net capital greater than 10% of liabilites or 120% of net capital requirement	$	55,885
Percentage of aggregate indebtedness to net capital		239.94%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5 Part II amendment filed as of March 23, 2022.

See accompanying report of independent registered public accounting firm.

MADISON MARQUETTE SECURITIES, LLC

December 31, 2021

Schedule II

Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission

The reserve requirements pursuant to Rule 15c3-3 is not applicable as the Company does not and will not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

MADISON MARQUETTE SECURITIES, LLC

December 31, 2021

Schedule III

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

The information relating to possession or control requirements pursuant to Rule 15c3-3 is not applicable as the Company does not and will not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Madison Marquette Securities, LLC

We have reviewed management's statements, included in the accompanying Madison Marquette Securities, LLC Exemption Report, in which (1) Madison Marquette Securities, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Madison Marquette Securities, LLC Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to earning placement fee commissions for obtaining suitable investors for customers' real estate investment private placements. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Madison Marquette Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Madison Marquette Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Marcum LLP

Boston, MA
March 29, 2022

MADISON MARQUETTE SECURITIES, LLC

Exemption Report

Year Ended December 31, 2021

Madison Marquette Securities, LLC (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: earning placement fee commissions for obtaining suitable investors for customers' real estate investment private placements, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Madison Marquette Securities, LLC

I, Joshua P. Anderson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Name: Joshua P. Anderson

Title: Chief Compliance Officer and General Securities Principal

March 29, 2022

MADISON MARQUETTE SECURITIES, LLC

Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures

December 31, 2021

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Madison Marquette Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Madison Marquette Securities, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

Marcum LLP ▪ 53 State Street ▪ 17th Floor ▪ Boston, Massachusetts 02109 ▪ Phone 617.807.5000 ▪ Fax 617.807.5001 ▪ www.marcumllp.com

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, MA
March 29, 2022

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12-31-21
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-66775 FINRA DEC
MADISON MARQUETTE SECURITIES
100 HIGH STREET – SUITE 410
BOSTON, MA. 02110

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
JAMES AHLFELD
212-739-0622

2. A. General Assessment (item 2e from page 2) $ 1516

B. Less payment made with SIPC-6 filed (**exclude interest**) (844)
7-15-21
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 672

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 672

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☒
Total (must be same as F above) $ 672

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MADISON MARQUETTE SECURITIES LLC
(Name of Corporation, Partnership or other organization)

James B Ahlfeld
(Authorized Signature)

Dated the 21 day of JANUARY, 2022.

FINOP / POO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-21
and ending 12-31-21

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,010,700
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 1,010,700
2e. General Assessment @ .0015	$ 1516

(to page 1, line 2.A.)